EXHIBIT 14.1

Tennessee Valley Authority
Conflict of Interest Policy

The Board of Directors of the Tennessee Valley Authority (TVA) adopts this Conflict of Interest Policy which ~~shall be applicable~~applies to Board members, the Chief Executive Officer (CEO), and employees of TVA.

I.    General Principles

Members of the Board of Directors will hold themselves and each other to the highest standards of integrity, honesty, and ethical conduct. Similarly, the Board will require that the ~~Chief Executive Officer~~CEO and all TVA employees shall conduct themselves with integrity and follow ethical and conflict of interest policies established by TVA and the Federal Government in their business practices, actions, and transactions.

II.    Policy Applicable to All TVA Employees

The Board of Directors reaffirms that all TVA employees, including TVA Directors and the ~~Chief Executive Officer~~CEO, shall comply with applicable conflict-of-interest laws, regulations, and policies which govern their business and personal conduct, including but not limited to the general federal conflict of interest statute (18 U.S.C. Section 208) and the Standards of Ethical Conduct for Employees of the Executive Branch (5 C.F.R. Part 2635).

III.    Additional Policy Applicable to TVA Directors and the ~~Chief Executive Officer~~CEO

In addition to the law and policy applicable to all TVA employees, TVA Directors and the ~~Chief Executive Officer~~CEO shall comply with the following additional policy restricting the holding of certain financial interests:

1.
For purposes of this policy, “financial interest” means an interest of a person, or of a person’s spouse or minor child, arising by virtue of investment or credit relationship, ownership, employment, consultancy, or fiduciary relationship such as director, trustee, or partner. However, financial interest does not include an interest in TVA or any interest:

◦	comprised solely of a right to payment of retirement benefits resulting from former employment or fiduciary relationship,

◦	arising solely by virtue of cooperative membership or similar interest as a consumer in a distributor of TVA power, or

◦	arising by virtue of ownership of publicly traded securities ~~in~~:

▪	of any single entity with a value of $25,000 or less, or

▪	of a parent entity with one or more subsidiaries covered by this Policy that collectively contribute to a proportionate owned value of the parent’s securities in an amount of $25,000 or less, or

▪	of~~within~~ a diversified mutual fund ~~investment~~ with a value of ~~in~~ any amount, or~~.~~

▪
of a sector mutual fund, exchange traded fund, or similar investment fund with a value of any amount, provided the fund is not primarily focused on the wholesale or retail generation, transmission, or sale of electricity in North America).

2.	Directors and the CEO shall not hold a financial interest in any distributor of TVA power.

3.
Directors and the CEO shall not hold a financial interest in any entity engaged primarily in the wholesale or retail generation, transmission, or sale of electricity, except where substantially all such business is conducted outside of North America.

4.
Directors and the CEO shall not hold a financial interest in any entity that may reasonably be perceived as likely to be adversely affected by the success of TVA as a producer or transmitter of electric power.

5.
Any action taken or interest held that creates, or may reasonably be perceived as creating, a conflicting financial ~~of~~interest restricted by this additional policy applicable to TVA Directors and the ~~Chief Executive Officer~~CEO ~~should~~ shall immediately be disclosed to the Chair~~man~~ of the Board of Directors and the Chair~~man~~ of the committee exercising the function of the audit committee of the Board. ~~Audit and Ethics Committee.~~ Subject to any commitment made in connection with appointment to office or other requirement of law, a newly appointed Director or CEO shall proceed promptly with arrangements to divest the conflicting financial interest but should in any event conclude such divestiture within one year from the date of assuming office. The ~~Audit~~audit ~~and Ethics Committee~~committee shall be responsible for initially reviewing all other such disclosures and making recommendations to the entire Board on what action, if any, should be taken. The entire Board, without the vote of any Director(s) involved, shall determine the appropriate action to be taken. No such review, recommendation, or determination is required, however, where an inadvertent violation is promptly remedied upon discovery and reported to the Chair of the Board of Directors and the Chair of the audit committee as provided herein.

6.
Any waiver of this additional policy applicable to TVA Directors and the ~~Chief Executive Officer~~CEO may be made only by the Board, and will be disclosed promptly to the public, subject to the limitations on disclosure imposed by law.

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Approved by the Board of Directors of the Tennessee Valley Authority
~~November 30, 2006~~November 6, 2014